Mail Stop 3561

March 13, 2008

Marilyn Montgomery
President and Chief Executive Officer
Your Event Inc.
7065 W. Ann Road, #130-110
Las Vegas, Nevada 89130

      Re: Your Event Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed March 4, 2008
             File No. 333-148739

Dear Ms. Montgomery:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Business, page 23

1.   We note your response to prior comment four from our letter dated February 14, 2008 regarding the company's statement that it believes that $8,000 will be sufficient to fund the company's operations for the next 12 months. However, the disclosure on page 24 of the registration statement does not explain how $8,000 is sufficient to fund the company's operations for the next 12 months when (as disclosed in the next sentence) you state the company needs an additional $200,000 to "full[y] launch our operations." In this regard, your minimum required to break escrow for the offering being registered is $5,000, and even if the maximum level is achieved, you will only receive $20,000 of proceeds. Please thoroughly revise to discuss the relationship of these amounts on your operations including how they relate to the timeline on page 31, and explain whether the company would be able to launch any part of its business plan if only the minimum funds are raised. Further, please discuss your intentions and plans to attain additional funding and the impact on your operations in the interim.

<u>Your Event Registry, page 26</u>

2.   Please revise the description of the Your Event Registry to provide additional detail regarding the "previous experience" that leads the company to believe the registry will "build a loyal following."

<u>Untertakings, page II-3</u>

3.   We note your response to prior comment eight from our letter dated February 14, 2008. However, it appears that you have added the undertaking provided in Item 512(g)(1)(ii) of Regulation S-B relating to offerings made in reliance on Rule 430B as opposed to the undertaking provided in Item 512(g)(2) of Regulation S-B relating to offerings made in reliance in Rule 430C. Please revise.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.